Andrew Cheatle Appointed COO and Mine Plan Update Approved

FOR IMMEDIATE RELEASE – February 8, 2021

TORONTO, February 8, 2021 (GLOBE NEWSWIRE) - Tanzanian Gold Corporation (TSX:TNX) (NYSE American:TRX) (TanGold or the Company) is pleased to announce the appointment of Mr. Andrew Cheatle to the position of Chief Operating Officer (COO).

TanGold is also pleased to announce that TanGold (operating through its wholly owned subsidiary in Tanzania) and its joint venture partner, The State Mining Company (STAMICO), have received approval of the updated mine plan for the Buckreef Gold Project (Buckreef or the Project) from the Mining Commission in Tanzania (Mining Commission).  STAMICO, which is 100% owned by the United Republic of Tanzania, owns a 45% non-dilutable equity interest in Buckreef Gold Company Limited (BGCL), which wholly owns the Project.

Mr. Cheatle (P.Geo., MBA, FGS, ARSM) is an accomplished mining executive, geoscientist, and director.  A graduate of the Royal School of Mines, Imperial College, London, his 30-plus-years international career has encompassed operations/production, development, and exploration in both the senior & junior mining sectors.  His considerable operational and project management experience includes senior positions with the development of (at that time) Anglo American Corporation’s Moab Khotsong Gold Mine, JCI’s South Deep Project and major expansions of Placer Dome’s/Goldcorp’s Musselwhite Mine.

Mr. Cheatle currently sits on the Board of Directors at Condor Gold plc, Troilus Gold Corp., and TanGold. He also volunteers on the advisory councils of the Development Partner Institute, the Canada-International Finance Corporation Africa Local Economic Development Partnership and as a Director of International Women in Mining. Mr. Cheatle is a sought-after advisor to the mining industry, specializing in operations, technical assessments, corporate development, geoscience, mining, and investments.

Mr. Cheatle is passionate about the mining industry’s potential and positive role in community and national development. He will, therefore, be spending considerable time in Tanzania with the highly motivated and talented local Buckreef team and our joint venture partner, STAMICO, to advance the Buckreef to become a major gold mine.

TanGold and STAMICO representatives recently met with the Ministry of Minerals of Tanzania and the Mining Commission in Dodoma.  TanGold and STAMICO will move forward the documentation and approval process for the previously agreed to amendments of the Buckreef Joint Venture Agreement as disclosed in January.  BGCL will also begin the land compensation and procurement process required under Tanzanian mining law to construct the 40 tph oxide mining and processing operation.

Front: Andrew Cheatle (COO - TanGold), The Honorable Doto Biteko (Minister of Minerals), Stephen Mullowney (CEO - TanGold) David Mulabwa (Mining Commissioner)

Back: Mudrikat Kiobya (Company Secretary - STAMICO), Giancarlo Volo (Director of Operations - TanGold), Yahaya Samamba (Executive Secretary - Mining Commission), Khalaf Rashid (Tanzania Representative - TanGold)

Mr. Stephen Mullowney, Chief Executive Officer (TanGold), commented, “I am delighted to have a talented and respected individual such as Andrew agree to take on a more substantial role with TanGold.  This is a major step forward following our visit to Tanzania in January where we had the pleasure of meeting the Honorable Minister of Minerals, the Honorable Minister of Investments and the Managing Director of STAMICO.  Together, we look forward to continuing to build and grow our relationship with Tanzania for the benefit of all stakeholders as we develop in conjunction with STAMICO, the exciting Buckreef Gold Project.”

About Tanzanian Gold Corporation

Tanzanian Gold Corporation along with its joint venture partner, STAMICO is building a significant gold project at Buckreef in Tanzania that is based on an expanded Mineral Resource base and the treatment of its mineable Mineral Reserves in two standalone plants. Measured and Indicated Mineral Resources now stand at a combined tonnage of 35.88MT at 1.77g/t gold containing 2,036,280 ounces of gold. The Buckreef Project also contains an Inferred Mineral Resource of 17.8MT at 1.11g/t gold for contained gold of 635,540oz. The Company is actively investigating and assessing multiple exploration targets on the Buckreef property.

Tanzanian Gold Corporation is advancing on three value-creation tracks:

1.Strengthening its balance sheet from expanding near-term production to 15,000 - 20,000 oz. of gold per year from the processing oxides upon approval of an expanded oxide plant.

2.Advancing the Final Feasibility Study for a stand-alone sulphide treating plant that is substantially larger than previously modelled and targeting significant annual gold production.

3.Continuing with a drilling program to further test the potential of its Mineral Resource base by: (i) drilling at deeper levels; (ii) drilling new oxide targets; (iii) infill drilling to upgrade Mineral Resources currently in the Inferred category; and (iv) a step-out drilling program in the Northeast Extension.

Andrew M. Cheatle, P.Geo. is the Company’s Qualified Person as defined by the NI 43-101 who has reviewed and assumes responsibility for the technical content of this press release.

For further information, please contact Michael Martin, Investor Relations, m.martin@tangoldcorp.com, 860-248-0999, or visit the Company website at www.tangoldcorp.com

The Toronto Stock Exchange and NYSE American have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

U.S. Investors are urged to consider closely the disclosure in our SEC filings. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

Tanzanian Gold Corporation (“TanGold” or the “Company”), has taken all reasonable care in producing and publishing information contained in this press release. Tanzanian Gold does not warrant or make any representations regarding the use, validity, accuracy, completeness or reliability of any claims, statements or information in this press release. The information is not a substitute for independent professional advice before making any investment decisions. Furthermore, you may not modify or reproduce in any form, electronic or otherwise any information in this press release.   Andrew M. Cheatle, P.Geo. is the Qualified Person as defined by the NI 43-101 who has reviewed and assumes responsibility for the technical content of this press release. The disclosure contained in this press release of a scientific or technical nature relating to the Company’s Buckreef Project has been summarized or extracted from the technical report entitled The “National Instrument 43-101 Independent Technical Report, Updated Mineral Resource Estimate for the Buckreef Gold Mine Project, Tanzania, East Africa For TanGold with an effective date of May 15, 2020 (the “Effective Date”), and with an amendment date of June 8, 2020. The Technical Report was prepared by or under the supervision Mr. Wenceslaus Kutekwatekwa (Mining Engineer, Mining and Project Management Consultant) BSc Hons (Mining Eng.), MBA, FSAIMM, of Virimai Projects., and,Dr Frank Crundwell, MBA, PhD, a Consulting Engineer. each of whom is an independent Qualified Person as such term is defined in NI 43-101. The information contained herein is subject to all of the assumptions, qualifications and procedures set out in the Technical Report and reference should be made to the full details of the Technical Report which has been filed with the applicable regulatory authorities and is available on the Company’s profile at www.sedar.com

Forward-Looking Statements

This press release contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements relate to future events or future performance and reflect Tanzanian Gold management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the estimation of mineral reserves and resources, success of mining operations, the timing and amount of estimated future production, and capital expenditure.

Although TanGold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TanGold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.  These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business.   These risks are set forth under Item 3.D in Tanzanian Gold’s Form 20-F for the year ended August 31, 2020 and other documents we file with the SEC.

The information contained in this press release is as of the date of the press release and TanGold assumes not duty to update such information.

Note to U.S. Investors

US investors are advised that the Mineral Resource estimated disclosed in this press release have been calculated pursuant to Canadian standards which use terminology consistent with the requirements CRIRSCO reporting standards. For its fiscal year ending August 31, 2021, and thereafter, the Company will follow new SEC regulations which uses a CRIRSCO based templet for mineral resources and mineral reserves, that includes definitions for inferred, indicated, and measured mineral resources.